EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth calculation of Intcomex, Inc.’s ratio of earnings to fixed charges for the periods presented:

	For the Years Ended December 31,
(Dollars in thousands, except ratio data)	2011	2010		2009	2008		2007
Earnings
+ Pretax income (loss)	$7,343	$(2,257)		$10,037	$(33,723)		$13,428
+ Interest expense	18,119	18,433		14,899	15,786		16,042
+ Amortization of loan costs	2,423	2,500		2,596	1,645		1,721
+ Distributed income of equity investees	—	—		—	—		—
+ % share of equity investees guarantees	—	—		—	—		—
- Interest capitalized	—	—		—	—		—
- Preferred security dividends	—	—		—	—		—
- Minority interest income	—	—		—	—		—

Total earnings (loss)	$27,885	$18,676		$27,532	$(16,292)		$31,191

Fixed Charges
+ Interest expense	$18,119	$18,433		$14,899	$15,786		$16,042
+ Amortization of deferred financing costs	1,231	1,163		2,197	1,406		1,481
+ Accretion of debt discount	1,192	1,337		399	239		240
+ Estimate of interest in rental expense	558	125		325	415		480

Total fixed charges	$21,100	$21,058		$17,820	$17,846		$18,243

Ratio of earnings (loss) to fixed charges	$1.3x	$18,676	(1)	1.5x	$(16,292	)(1)	1.7x

(1)	A ratio of less than one-to-one coverage requires the disclosure of the dollar amount of the deficiency.